SECURITIES AND EXCHANGE COMMISSION



                            Washington, D.C. 20549




                                   FORM 6-K



                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For March 8, 2002


                     Distribution and Service D&S, Inc.
                   ------------------------------------------
                (Translation of registrant's name into English)


               Avenida Presidente Eduardo Frei Montalva 8301
            -------------------------------------------------------
                                   Quilicura
                                 ------------
                                   Santiago
                                 ------------
                                     Chile
                                 ------------
                   (Address of principal executive offices)


                            Form 20-F /x/ Form 40-F _



                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes__ No /x/

                                                         D&S RESULTS ANALYSIS

                                  [D&S logo]
                              A School of Service

                                   Contents

I.       Highlights........................................................2
II.      Management's Discussion and Analysis (MD&A).......................4
III.     General Analysis of IV Quarter and Period January-December 2001...5
IV.      Detailed Analysis of IV Quarter and Period January-December 2001..9
V.       IV Quarter and Period January-December 2000 in context...........10
VI.      Quarterly Analysis...............................................13
VII.     Financial Structure..............................................16
VIII.    Sales............................................................17
IX.      Market Information...............................................20
X.       Efficiency Indicators............................................22
XI.      Investment Program...............................................23
XII.     Stock Market Performance.........................................24
XIII.    Macroeconomic Environment........................................25
XIV.     Appendix 1: Fecu ( Ficha Estadistica Uniforme ) as of 12.31.01...28
XV.      Appendix 2: Additional Analyses..................................32

Figures in this report are expressed in US$ Millions, drawn from figures in Chilean pesos restated by the CPI at December 31, 2001 and converted into dollars using the exchange rate for the same date (1US$=Ch$654.79).

IV Quarter 2001 Results.

--------------------------------------
For further information please contact:

Nicolas Ibanez S.
CEO
nibanez@dys.cl
(56-2) 2005201

Miguel Nunez S.
Finance Manager
mnunez@dys.cl
(56-2) 2005735

Jorge Diaz R.
Finance
jodiaz@dys.cl
(56-2) 2005837

Loreto Bradford V.
Investor Relations
lbradford@dys.cl
(56-2) 2005363

--------------------------------------

Stock Quotes

NYSE: DYS
Bolsa de Comercio de Santiago: D&S

Address
Distribucion y Servicio D&S S.A.
Avda. Presidente Eduardo Frei Montalva 8301,
Quilicura, Santiago de Chile
Phone: (56-2) 200 5301
Fax: (56-2) 624 2979
Web Page
http://www.dys.cl
--------------------------------------

I.  Highlights

SALES

During the fourth quarter 2001 sales totaled the amount of US$ 370.3 million, representing a 15.4% increase compared to the same period of 2000.

                              IV Quarter Results
                             Supermarket Net Sales

                         1997       1998       1999       2000       2001
                         ----       ----       ----       ----       ----

Net Sales .............   238.5      313.6      340.4      320.9      370.3
Revenues ..............   261.6      338.6      370.2      354.8      410.6
Sales as % of
  Revenues ............    91.2%      92.6%      92.0%      90.5%      90.2%

Source: Quarterly evolution FECU format - Exchange rate US$ = Ch$ 654.79
------------------------------------------------------------------------------

GROSS MARGIN

During the fourth quarter 2001 gross margin was 22.4% of total revenues, representing an increase of 21.2% over results of the year 2000.

                              IV Quarter Results
                                 Gross Margin

                     1997        1998        1999        2000        2001
                     ----        ----        ----        ----        ----

Gross Margin .....     56.7        59.7        76.1        75.9        91.9
Revenues .........    261.6       338.6       370.2       354.8       410.6
Gross Margin as %
  of Revenues ....     21.7%       17.6%       20.6%       21.4%       22.4%

Source: Quarterly evolution FECU format - Exchange rate US$ = Ch$ 654.79

Gross Margin = Net Revenues (Sales + Suppliers Contribution + Rental income + Others) - Cost of Sales (Cost of Merchandise sold + Shrinkage)
------------------------------------------------------------------------------

OPERATING INCOME

Operating income for the fourth quarter 2001 was US$ 29.8 million, representing a 44.9% increase over the same period in 2000, and equivalent to a 7.3% of total revenues.

                              IV Quarter Results
                               Operating Income

                     1997        1998         1999        2000        2001
                     ----        ----         ----        ----        ----

Operating Income .     17.5        (0.4)        10.7        20.6        29.8
Revenues .........    261.6       338.6        370.2       354.8       410.6
Operating Income
  as % of Revenues      6.7%       (0.1)%        2.9%        5.8%        7.3%

Source: Quarterly evolution FECU format - Exchange rate US$ = Ch$ 654.79
------------------------------------------------------------------------------

EBITDA

EBITDA for the fourth quarter 2001 was the amount of US$ 41.7 million, which represents a 10.2% of total revenues for the period.

                              IV Quarter Results
                                    EBITDA

                     1997        1998        1999        2000        2001
                     ----        ----        ----        ----        ----

EBITDA .......         24.3         9.3        23.9        31.4        41.7
Revenues .....        261.6       338.6       370.2       354.8       410.6
EBITDA as % of
  Revenues ...          9.3%        2.7%        6.5%        8.8%       10.2%

Source: Quarterly evolution FECU format - Exchange rate US$ = Ch$ 654.79 EBITDA= Operating Income + Depreciation
------------------------------------------------------------------------------

SHRINKAGE

In the fourth quarter 2001, shrinkage represented a 1.59% of sales, compared to a 1.85% recorded in the same period of the previous year.

                           Total Shrinkage by Format
                             IV Quarter (in MMUS$)

                              Ekono                Lider                 D&S
                              -----                -----                 ---

2000..............              1.4                  4.5                  5.9
2001..............              1.5                  4.4                  5.9

Source: Quarterly evolution FECU format - Exchange rate US$ = Ch$ 654.79
------------------------------------------------------------------------------

MARKET SHARE

During the period October-December 2001, D&S represented a 31.5% of the supermarket industry.

                             Country Market Share
                              D&S (Ekono + Lider)

          I-97  II-97  III-97  IV-97  I-98  II-98  III-98  IV-98  I-99  II-99
          ----  -----  ------  -----  ----  -----  ------  -----  ----  -----
%
Share.... 19.2  20.1   19.9    21.6   20.1  21.3   22.6    27.5   27.1  28.1

Source: AC Nielsen, December 2001.


                             Country Market Share
                         D&S (Ekono + Lider) (cont'd)

          III-9  IV-99  I-00  II-00  III-0  IV-00  I-01  II-01  III-01  IV-01
          -----  -----  ----  -----  -----  -----  ----  -----  ------  -----
%
Share.... 28.1   28.9   27.6  28.0   28.3   29.1   27.9  29.2   29.7    31.5

Source: AC Nielsen, December 2001.

II.  Management's Discussion and Analysis (MD&A)

SALES

1.- Consolidated total sales increased by 15.5% during the fourth quarter 2001. Same store sales increased by 5.1% in the same period, totaling a 3.0% same store sales increase for the 12-month period January-December 2001.

OPERATING INCOME AND EBITDA

2.- In the fourth quarter 2001, operating income totaled the amount of US$
29.8 million, equivalent to a 7.3% of net revenues. Thus, operating income for the period January-December was US$ 83.1 million, representing a 16.0% increase over results of the year 2000, and equivalent to a 6.0% of total revenues. This increase is due mainly to a favorable evolution in terms of revenues and gross margin. EBITDA for the fourth quarter amounted to US$ 41.7 million, equivalent to a 10.2% of total revenues, representing an increase of 33.0% over results of the same period the year 2000.

FINANCIAL STRUCTURE

3.- During the fourth quarter 2001 the company maintained the financial structure shown along 2001, with no relevant debt in US dollars. As of December 31, 2001 the total debt with banks and financial institutions totaled the amount of US$ 309.4 million, of which 78.4% corresponds to long-term debt. Financial expenses decreased by 18.8% during the year 2001 compared to the former year.

STORE OPENINGS

4.- During the fourth quarter the Ekono Osorno supermarket was transformed into the Lider Vecino hypermarket format (3,300 square meters). Thus, at December 31, 2001 the company has opened two new Lider hypermarkets (Lider Temuco in the IX Region and Lider Macul in Santiago), launched a new concept with the opening of Lider Mercado Puente Nuevo in Santiago, and transformed two Ekono supermarkets into the Lider Vecino format (Talca and Osorno). In sum
21.628 sq. meters of sales area were added during 2001.

Additionally, at the closing of this report, the company had opened a new Lider hypermarket in Concepcion (February 2002), and transformed two Ekono stores into Lider Vecino hypermarkets in Santiago (San Bernardo in January and Tomas Moro in February 2002).

CAPEX

5.- D&S's investment program for 2002 involved the amount of US$ 111.0 million according to the budget approved by the Board of Directors. The investment program for the year 2002 considers the amount of US$ 110 million, and includes the opening of new stores, the transformation and remodeling of existing stores, as well as the purchase of new land to secure sustained growth by the company.

PRIORITIES

6.- Throughout the year 2001 the company focused its efforts in improving the commercial proposal and increasing efficiency standards, which translated in the achievement of better results. These priorities continue to be the focus and reference framework by which we measure our performance in 2002.

III.  General Analysis of IV Quarter and Period January-December 2001

CONDENSED INCOME STATEMENT FOR THE FOURTH QUARTER 2001

                     MAIN ACCOUNTS OF THE INCOME STATEMENT
                                IV Quarter 2001

                                          US$ Million       %       % Change
                                          -----------     ------    --------
Net Revenues ............................      410.6      100.0%       15.7%
Gross Margin ............................       91.9       22.4%       21.2%
EBITDA ..................................       41.7       10.2%       33.0%
Operating Income ........................       29.8        7.3%       44.9%
Non-Operating Income.....................      (10.0)      (2.4)%     156.3%
Net Income ..............................       17.2        4.2%        7.5%

Net Income for the period October-December 2001 was US$17.2 million, corresponding to a 4.2% of net revenues. This represents a 7.5% increase compared to the same period of 2000. This increase results from a 15.7% increase in net revenues and a 21.2% increase in gross income, which represented a 22.4% of net revenues. Thus, EBITDA was the amount of US$41.7 million, corresponding to a 10.2% of net revenues and representing a 33.0% increase compared to results for the same period of 2000. Non-operating income
(loss) was the amount of US$-10.0 million (loss), which was mainly due to a negative monetary correction in the amount of US$ 3.7 million.
------------------------------------------------------------------------------

CONDENSED INCOME STATEMENT JANUARY - DECEMBER 2001

                     MAIN ACCOUNTS OF THE INCOME STATEMENT
                            January - December 2001

                                          US$ Million       %       % Change
                                          -----------     ------    --------
Net Revenues ............................    1,394.2      100.0%      10.3%
Gross Margin ............................      313.9       22.5%      14.1%
EBITDA ..................................      129.1        9.3%      12.0%
Operating Income ........................       83.1        6.0%      16.0%
Non-Operating Income.....................      (12.1)      (0.9)%    (44.0)%
Net Income ..............................       60.1        4.3%      33.0%

Results for the year 2001 present net income in the amount of US$ 60.1 million, corresponding to 4.3% of total revenues, which represents a 33.0% increase over results obtained during the year 2000.

This favourable result is given by a 10.3% increase of net revenues sales and a 14.1% increase in gross income over the former year. This allowed for an operating income in the amount of US$83.1 million, which is equivalent to a 6.0% of net revenues.

EBITDA for the year 2001 was US$ 129.1 million, corresponding to 9.3% of total revenues, a 12.0% increase over consolidated results for the year 2000.

Additionally, non-operating income presents a 44.0% improvement compared to the former year due to lower financial expenses resulting from the debt restructuring undertaken by the end of 2000, and from a positive monetary correction recorded during 2001.

CONDENSED BALANCE SHEETS PERIOD JANUARY - DECEMBER 2001

Condensed Balance Sheet as of December 31, 2001
Currency of December 2001 in US$ Millions (Exchange rate US$=Ch$654.79)

Assets                                        As of 12/31/01                      As of 12/31/00
                                        --------------------------          ---------------------------
                                        US$ Million            %             US$ Million         %              % Change
                                        -----------         -----            -----------       ------           --------
Current Assets...................         229.7              23%             202.66             22.0%             13.3%
Fixed Assets.....................         673.5              66%             612.31             66.6%             10.0%
Other Assets.....................         115.0              11%             104.70             11.4%              9.8%
                                        -------             ----             ------            ------             -----
Total Assets.....................       1,018.2             100%             919.67            100.0%             10.7%

Liabilities                                     As of 12/31/01                      As of 12/31/00
                                        --------------------------          ---------------------------
                                        US$ Million            %            US$ Million            %              % Change
                                        -----------           ----          -----------           -----           --------
Current Liabilities..............          336.2              33%              239.79             26.1%             40.2 %
Long-term Liabilities............          249.9              25%              284.69             31.0%            (12.2)%
Minority Interest................            0.7               0%                0.42              0.0%             57.0 %
Shareholder's Equity.............          431.4              42%              394.77             42.9%              9.3 %
                                         --------            ----              ------            ------            ------
Total Liabilities................        1,018.2             100%              919.67            100.0%             10.7 %

                      Balance Sheets - Historical Series
                      ----------------------------------

D&S Consolidated Balance Sheet -
Historical Data
In US$ Million, currency of
December 2001, US$=Ch$654.79         12.31.01    09.30.01   06.30.01   03.31.01    12.31.00   09.30.00    06.30.00   03.31.00
----------------------------         --------    --------   --------   --------    --------   --------    --------   --------
Current Assets(1)...............        229.7      198.2       174.4      190.0      202.7       163.5      151.1       210.2
Current Liabilities(2)..........        336.2      303.5       244.2      220.4      239.8       243.5      281.1       396.3
Working Capital.................       (106.5)    (105.3)      (69.8)     (30.4)     (37.1)      (80.0)    (130.0)     (186.1)
Net Property, Plant & Equipment(3)      673.5      666.9       648.0      616.5      612.3       598.4      586.4       586.9
Other Assets(4).................        115.0      122.6       112.9      107.6      104.7        98.6       96.0        91.3
Long Term Liabilities + Minority
Interest(5).....................        250.6      259.0       284.5      285.6      285.1       238.1      174.6       114.1
Shareholders' Equity(6).........        431.4      425.2       407.4      408.1      394.8       378.9      377.7       378.0
Total Assets/Liabilities........      1,018.2      987.6       936.1      914.1      919.7       860.5      833.4       888.4


------------------------------------------------------------------------------

D&S Consolidated Balance Sheet -
Historical Data
In US$ Million, currency of
December 2001, US$=Ch$654.79         12.31.99    09.30.99   06.30.99   03.31.99    12.31.98   09.30.98    06.30.98   03.31.98
----------------------------         --------    --------   --------   --------    --------   --------    --------   --------
Current Assets(1)...............        244.7      199.2       190.6      224.5      248.7       208.1      148.4       147.8
Current Liabilities(2)..........        376.6      403.3       406.9      511.0      517.7       368.9      211.8       150.0
Working Capital.................       (132.0)    (204.0)     (216.3)    (286.6)    (268.9)     (160.7)     (63.4)       (2.2)
Net Property, Plant & Equipment(3)      590.6      730.3       736.8      732.1      719.1       624.7      525.9       457.3
Other Assets(4).................         96.5       32.2        31.5       29.8       28.3        28.0       27.7        27.4
Long Term Liabilities + Minority
Interest(5).....................        189.6      162.6       161.1       75.8       79.8        88.5      101.2       102.1
Shareholders' Equity(6).........        365.6      395.8       390.8      399.6      398.6       403.4      389.0       380.5
Total Assets/Liabilities........        931.8      961.7       958.9      986.4      996.1       860.8      702.0       632.5

BALANCE SHEETS - HISTORICAL SERIES
----------------------------------

(1) CURRENT ASSETS : The increase in this account is mainly due to the increase of inventories resulting from the store openings during 2001.

(2) CURRENT LIABILITIES : Current liabilities present an increase compared to the year 2000 mainly as a result of an increase of US$35.4 in the short term portion of long term debt with banks and financial institutions.

(3) FIXED ASSETS - NET : This account presents an increase as a result of the investment program developed during 2001, which included the opening, remodelling and conversion of stores, and the purchase of land for new projects. The investment program for 2001 involved the total amount of US$111.0 million.

(4) OTHER ASSETS : This account records the account receivable from Disco S.A. in the amount of US$ 90 million corresponding to the notes for the remaining balance of the sale of Ekono Argentina. The date for payment is May 2003.

(5) LONG TERM LIABILITIES : There is a decrease in comparison with the same period of 2000, as a result of a shift from long term to short in a loan with Banco del Estado in the amount of US$26.6 million, which is now recorded under short term liabilities. As of December 31, 2001, long-term financial debt amounts to US$ 242.7, representing an 78.4% of the total debt.

(6) SHAREHOLDERS' EQUITY : Net income for the year 2001 is the amount of US$
60.1 million representing a 33.0% increase compared to the year 2000. During this period dividends were paid with charge to results in the amount of US$13.0 million.

                               Financial Ratios
                               ----------------

Financial Ratios
Currency of December 2001 - Exchange rate: US$=Ch$654.79
                                                                   12.31.2001      12.31.2000     12.31.1999      12.31.1998
                                                                   ----------      ----------     ----------      ----------
Total Assets.................................     US$ Million       1,018.2           919.7           931.6          996.5
Shareholder's Equity.........................     US$ Million         431.4           394.8           365.5          398.8
Financial Debt(1)............................     US$ Million         309.4           302.8           338.9          387.1
Debt / Shareholder's Equity(2)...............     Times                 0.72            0.77            0.93           0.97
Financial Debt / Total Assets................     %                     0.30            0.33            0.36           0.39
Net Income / Shareholder's Equity(3).........     %                    16.19%          12.93%          (3.75)%         8.02%
Net Property, Plant & Equipment..............     US$ Million         673.5           612.3           590.5          719.3
Sales / Total assets(4)......................     Times                 1.23            1.24            1.31           0.98
Operating Income / Net Fixed assets(5).......     %                    12.34%          11.70%           7.50%          5.5%
EBITDA / Revenues............................     %                     9.3%            9.1%            7.2%           6.5%
Inventories..................................     US$ Million         105.1            78.1            91.9          100.9
Inventory Days-Quarterly Average(6)..........     Days                 31.8            32.3            34.4           36.7
Liquidity Ratio(7)...........................     Times                 0.68            0.85            0.65           0.48

(1) Financial Debt corresponds to:
o Short and long term debt with banks and financial institutions.
o Short and long term obligations (BONDS ).
o Long term debt with maturity within a year.
o Short and long term notes payable.
o Short and long term sundry creditors.
------------------------------------------------------------------------------

(2) Debt / Shareholders' Equity Ratio :
Financial Debt / Shareholders' Equity

(3) Net Income / Net Worth :
Annualized Final Profit / (Shareholders' Equity - Net Income + Dividends )

(4) Sales / Total Assets :
Total Sales / Total Assets

(5) Operating Income / Net Fixed Assets :
Operating Income / Fixed Assets Net of Depreciation

(6) Quarterly Average Inventory Days :
[ ( Initial Inventory + Final Inventory) / 2 ] / ( Cost of Sales / N(degree)of Days for the Period )

(7) Liquidity Ratio :
Current Assets / Current Liabilities

IV.  Detailed Analysis of IV Quarter and Period January-December 2001

INCOME STATEMENT FOURTH QUARTER 2001

During the fourth quarter 2001 total revenues increased by 15.7% compared to 2001, totaling the amount of US$410.6 million.

Gross income amounted to US$91.9 million, equivalent to a 22.4% of total revenues, representing a 21.2% increase over the same period of the previous year.

Recurring Operating Expenses (Selling and Administrative Expenses before Depreciation and Amortization) totalled US$49.8 million, which represents an increase of 14.0% compared to the year 2000. As percentage of total revenues this account represented

EBITDA ( Operating Income + Depreciation ) was US$41.7 million, 33% higher than EBITDA obtained during the fourth quarter of 2000, and equivalent to a 10.2% of total revenues. During the same period of 2000 EBITDA represented an 8.8% of total revenues.

Financial expenses during the fourth quarter 2001 totaled US$ 4.8 million, representing a 10.7% decrease if compared to results for the period October-December of 2000.

Consolidated net income for the fourth quarter 2001 was US$17.2 million, representing a 4.2% of total revenues, and 7.5% higher than results for the same quarter of 2000.

                        Analysis of IV Quarter Results
                        ------------------------------

In US$ Millions
Currency of December 2001
Exchange rate 1US$=Ch$654.79                   2001               2000         % Change
----------------------------              ---------------    ---------------  --------
Sales ...............................     370.3     90.2%    320.9     90.5%     15.4%

Total Net Revenues ..................     410.6    100.0%    354.8    100.0%     15.7%
Cost of sales .......................     318.7     77.6%    278.9     78.6%     14.3%
Gross Margin ........................      91.9     22.4%     75.9     21.4%     21.2%
Total Recurring Operating Expenses ..      49.8     12.1%     43.7     12.3%     14.0%
Start-up Expenses ...................       0.4      0.1%      0.8      0.2%    (48.5)%
Total Operating Expenses (SG&A) .....      50.2     12.2%     44.5     12.5%     12.9%

EBITDA ..............................      41.7     10.2%     31.4      8.8%     33.0%

Depreciation ........................      11.9      2.9%     10.8      3.0%     10.2%
Total Operating Expenses ............      62.1     15.1%     55.3     15.6%     12.3%
Operating Income ....................      29.8      7.3%     20.6      5.8%     44.9%
Financial Expenses ..................      (4.8)    (1.2)%    (5.3)    (1.5)%   (10.7)%
Other Non-Operating Income (Expenses)      (5.3)    (1.3)%     1.4      0.4%   (475.6)%
Non-Operating Income ................     (10.0)    (2.4)%    (3.9)    (1.1)%   156.3%
Income before Taxes .................      19.8      4.8%     16.7      4.7%     18.7%
Income Tax ..........................      (2.6)    (0.6%)    (0.8)    (0.2)%   250.1%
Minority Interest ...................      (0.1)     0.0%     (0.0)     0.0%    127.9%
Income ..............................      17.1      4.2%     15.9      4.5%      7.6%
Amortization of Goodwill ............       0.1      0.0%      0.1      0.0%     (2.5)%
Net Income ..........................      17.2      4.2%     16.0      4.5%      7.5%

INCOME STATEMENTS FOR THE YEAR 2001
-----------------------------------

Net revenues for the year 2001 totaled the amount of US$1,394.2 million, representing a 10.3% compared to the year 2000.

Gross income amounted to US$313.9 million, equivalent to a 22.5% of total revenues, representing an increase of 14.1% compared to the former year.

Recurring operating expenses in Chile increased by 14.8% during the year 2001, totaling the amount of US$180.9 million, representing a 13.0% of total revenues.

EBITDA (Operating Income plus Depreciation) for the year 2001 was US$ 129.1 million corresponding to a 9.3% of total revenues. This result is 12.0% higher than results for the year 2000.

Financial expenses during the year 2001 were US$18.8 million, 18.8% lower than the year 2000 results and equivalent to a 1.3%

Net Income for the year 2001 was US$ 60.1 million, representing a 4.3% of total revenues. This result is 33.0% higher than 2000 results.

               Analysis of Results Period January-December 2001
               ------------------------------------------------

In US$ Millions
Currency of December 2001
Exchange rate 1US$=Ch$654.79                                  2001                           2000                   Change
----------------------------                           -----------------              -------------------           ------
                                                         MM$         %                   MM$          %                %
                                                       --------   -------             --------     -------          -------
Sales........................................           1,253.8    89.9%               1,144.7      90.6%              9.5%

Total Net Revenues...........................           1,394.2   100.0%               1,263.6     100.0%             10.3%
Cost of sales................................           1,080.4    77.5%                 988.6      78.2%              9.3%
Gross Margin.................................             313.9    22.5%                 275.0      21.8%             14.1%
Total Recurring Operating Expenses...........             180.9    13.0%                 157.6      12.5%             14.8%
Start-up Expenses............................               3.8     0.3%                   2.1       0.2%             81.6%
Total Operating Expenses (SG&A)..............             184.8    13.3%                 159.7      12.6%             15.7%

EBIDTA.......................................             129.1     9.3%                 115.2       9.1%             12.0%

Depreciation.................................              46.0     3.3%                  43.6       3.4%              5.5%
Total Operating Expenses.....................             230.7    16.6%                 203.3      16.1%             13.5%
Operating Income.............................              83.1     6.0%                  71.6       5.7%             16.0%
Financial Expenses...........................             (18.8)   (1.3)%                (23.1)     (1.8)%           (18.8)%
Other Non-Operating Income (Expenses)........               6.7     0.5%                   1.5       0.1%            340.3%
Non-Operating Income.........................             (12.1)   (0.9)%                (21.6)     (1.7)%           (44.0)%
Income before Taxes..........................              71.0     5.1%                  50.1       4.0%             41.9%
Income Tax...................................             (11.2)   (0.8)%                 (5.2)     (0.4)%           114.6%
Minority Interest............................              (0.3)    0.0%                  (0.2)      0.0%             62.7%
Income.......................................              59.6     4.3%                  44.7       3.5%             33.3%
Amortization of Goodwill.....................               0.5     0.0%                   0.5       0.0%              1.6%
Net Income...................................              60.1     4.3%                  45.2       3.6%             33.0%

V.   Fourth Quarter Analysis in Context

NET SALES IVQ 2001
------------------

During the fourth quarter of 2001, total sales increased by 15.4% compared to the same quarter of 2000, amounting to US$370.3 million. This figure corresponds to a 90.2% of total revenues for the quarter.

                              IV Quarter Results
                             Supermarket Net Sales

                               1997      1998      1999      2000      2001
                               ----      ----      ----      ----      ----
Net Sales ...............      238.5     313.6     340.4     320.9     370.3
Revenues ................      261.6     338.6     370.2     354.8     410.6
Net Sales as % of
  Revenues ..............       91.2%     92.6%     92.0%     90.5%     90.2%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

GROSS INCOME / GROSS MARGIN IVQ 2001

During the IV quarter 2001 gross income was the amount of US$91.9 million, presenting a 21.2% increase compared to the same period the former year. As percentage of total revenues, gross income represents a 22.4%, which is higher than figures recorded during the equivalent periods the last four years.

                              IV Quarter Results
                                 Gross Margin

                               1997      1998      1999      2000      2001
                               ----      ----      ----      ----      ----
Gross Margin ............       56.7      59.7      76.1      75.9      91.9
Revenues ................      261.6     338.6     370.2     354.8     410.6
Gross Margin as %
  of Revenues ...........       21.7%     17.6%     20.6%     21.4%     22.4%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

RECURRING OPERATING EXPENSES IVQ 2001

During the fourth quarter 2001 recurring operating expenses increased by 14.0% compared to the same period of the former year, amounting to US$ 49.8 million, which represents a 12.1% of total revenues.

                              IV Quarter Results
                       Selling & Administrative Expenses
                      (excl. Amortization & Depreciation)

                                1997      1998      1999      2000      2001
                                ----      ----      ----      ----      ----
Operating Expenses ........      29.3      43.1      52.2      43.7      49.8
Revenues ..................     261.6     338.6     370.2     354.8     410.6
Operating Expenses
  as % of Revenues ........      11.2%     12.7%     14.1%     12.3%     12.1%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

OPERATING INCOME IVQ 2001

Operating income for the fourth quarter of 2001 was US$29.8 million, 44.9% higher than operating income recorded in the same period of 2000. This figure represents a 7.3% of total company revenues for the period.

                              IV Quarter Results
                               Operating Income

                                1997      1998       1999      2000      2001
                                ----      ----       ----      ----      ----
Operating Income ..........      17.5      (0.4)      10.7      20.6      29.8
Revenues ..................     261.6     338.6      370.2     354.8     410.6
Operating Income
  as % of Revenues ........       6.7%     (0.1)%      2.9%      5.8%      7.3%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

NON-OPERATING INCOME IVQ 2001

Non-operating income (loss) during the fourth quarter of 2001 was US$ -10.0 million, consisting mainly of financial expenses in the amount of US$ 4.8 million and a negative monetary correction of US$3.7 million. Thus, non-operating income (loss) represented a 2.4% of total revenues for the quarter.

                              IV Quarter Results
                             Non-Operating Income

                            1997       1998       1999       2000       2001
                            ----       ----       ----       ----       ----
Non-operating
  Income ...............      0.1       (4.0)     (29.8)      (3.9)     (10.0)
Revenues ...............    261.6      338.6      370.2      354.8      410.6
Non-operating
  Income as % of
  Revenues .............     (0.0)%     (1.2)%     (8.0)%     (1.1)%     (2.4)%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

NET INCOME IVQ 2001

Net income during the fourth quarter of 2001 was US$ 17.2 million representing an increase of 7.5% compared to the same period of 2000, corresponding to a 4.2% of total revenues for the quarter.

                              IV Quarter Results
                                  Net Income

                              1997      1998       1999       2000      2001
                              ----      ----       ----       ----      ----
Net Income ...............     16.3      (3.8)     (19.4)      16.0      17.2
Revenues .................    261.6     338.6      370.2      354.8     410.6
Net Income as % of
  Revenues ...............      6.2%     (1.1)%     (5.3)%      4.5%      4.2%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

EBITDA IVQ 2001

EBITDA for the fourth quarter was US$41.7 million, the highest obtained in the last four years, equivalent to a 10.2% of total revenues.

This figure is 33.0% higher than EBITDA obtained during the same period of 2000.

                              IV Quarter Results
                                    EBITDA

                            1997      1998      1999      2000      2001
                            ----      ----      ----      ----      ----
EBITDA ...............       24.3       9.3      23.9      31.4      41.7
Revenues .............      261.6     338.6     370.2     354.8     410.6
EBITDA as % of
  Revenues ...........        9.3%      2.7%      6.5%      8.8%     10.2%

Source: Quarterly evolution FECU format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

NET SALES

Throughout the year 2001 quarterly net sales presented an increase over sales recorded in equivalent periods of 2000, totaling the amount of US$1,253.8 for the year, representing a 9.5% increase compared to the former year.

                               Quarterly Results
                             Supermarket Net Sales

            IV 97   I 98  II 98  III 98 IV 98   I 99  II 99  III 99  IV 99  I 00   II 00  III 00  IV 00  I 01   II 01 III 01 IV 01
            -----  -----  -----  ------ -----  -----  -----  ------  -----  -----  -----  ------  -----  -----  ----- ------ -----
Net Sales   238.5  200.7  221.6  239.5  313.6  273.0  302.8  307.4   340.4  262.7  272.9  288.2   320.9  272.6  296.8 314.1  370.3
Revenues    261.6  219.6  244.3  267.8  338.6  300.7  331.7  336.6   370.2  289.4  301.9  317.5   354.8  302.6  330.1 350.9  410.6
Net Sales
  as % of
  Revenues   91.2%  91.4%  90.7% 89.4%  92.6%  90.8%  91.3%  91.3%  92.0% 90.8%  90.4%  90.8%  90.5%  90.1%  89.9% 89.5%  90.2%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
              Quarterly Evolution D&S format - Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

GROSS INCOME / GROSS MARGIN

The fourth quarter of 2001 recorded the highest gross income of the last four years, amounting to US$91.9 million, representing a 21.2% increase compared to the same quarter of the former year. This result in consistent with the trend shown in the first three quarters of 2001, thus recording gross income in the amount of US$313.9 million for the year, equivalent to a 22.4% of total revenues for the period.



                               Quarterly Results
                                 Gross Income
            IV 97   I 98  II 98 III 98 IV 98  I 99   II 99  III 99 IV 99  I 00   II 00  III 00  IV 00  I 01   II 01  III 01 IV 01
            -----  -----  ----- ------ -----  -----  -----  ------ -----  -----  -----  ------  -----  -----  -----  -----  -----
Gross
  Income     56.7   48.6   55.3  62.2   59.7   62.2   69.7   72.2   76.1   63.1   67.2   68.8   75.9    67.9   73.4   80.6   91.9
Revenues    261.6  219.6  244.3 267.8  338.6  300.7  331.7  336.6  370.2  289.4  301.9  317.5  354.8   302.6  330.1  350.9  410.6
Gross
  Income
  as % of
  Revenues   21.7%  22.1%  22.6% 23.2%  17.6%  20.7%  21.0%  21.5%  20.6% 21.8%  22.3%  21.7%  21.4%  22.4%  22.2% 23.0%  22.4%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------
Gross Income = Net Revenues (Sales + Supplies contribution + Rental Income +
Other) - Cost of Sales (Cost of merchandise sold + Shrinkage)


RECURRING OPERATING EXPENSES

Recurring operating expenses for the fourth quarter 2001 amounted to US$49.8 million, representing a 12.1% of net revenues. In the same period of 2000, recurring operating expenses represented a 12.3% of total revenues.


                               Quarterly Results
     Selling & Administrative Expenses (excl. Amortization & Depreciation)

            IV 97   I 98  II 98  III 98 IV 98   I 99  II 99  III 99 IV 99  I 00   II 00  III 00  IV 00   I 01  II 01 III 01  IV 01
            -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  ------  -----  -----  ----- ------  -----
SG&A         29.3   28.8   32.0   35.5   43.1   38.9   47.7   45.4   52.2   34.5   39.5    40.0   43.7   38.1   46.4   46.6   49.8
Revenues    261.6  219.6  244.3  267.8  338.6  300.7  331.7  336.6  370.2  289.4  301.9   317.5  354.8  302.6  330.1  350.9  410.6
SG&A
  as % of
  Revenues   11.2%  13.1%  13.1% 13.2%  12.7%  12.9%  14.4%  13.5%  14.1% 11.9%  13.1%  12.6%  12.3%  12.6%  14.1% 13.3%  12.1%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

OPERATING INCOME

Operating income for the fourth quarter 2001 was 44.9% higher than results of the same period in 2000. Operating income for the period January-December 2001 totaled US$83.1 million, equivalent to a 6.0% of total revenues, and representing an increase of 16.0% over the former year.

                               Quarterly Results
                               Operating Income

            IV 97  I 98   II 98  III 98  IV 98   I 99  II 99  III 99 IV 99  I 00   II 00  III 00  IV 00   I 01  II 01 III 01 IV 01
            -----  -----  -----  ------  -----  -----  -----  -----  -----  -----  -----  ------  -----  -----  ----- ------ -----
Operating
  Income     17.5   12.4   14.3    13.4   (0.4)  11.4    9.5   12.7   10.7   17.8   15.9   17.4    20.6   18.8   14.7   19.8  29.8
Revenues    261.6  219.6  244.3   267.8  338.6  300.7  331.7  336.6  370.2  289.4  301.9  317.5   354.8  302.6  330.1  350.9 410.6
Operating
  Income
  as % of
  Revenues    6.7%   5.7%   5.9%    5.0%  (0.1)%  3.8%   2.9%   3.8%   2.9%  6.1%   5.3%    5.5%    5.8%   6.2%   4.5%   5.6%  7.3%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

NON-OPERATING INCOME

Non-operating income for the fourth quarter 2001 was adversely affected by a negative monetary correction in the amount of US$3.7 million, totaling US$-10.0 million. Non-operating income for the full year 2001 was the amount of US$-12.1 million, equivalent to 0.9% of total revenues, representing a 44.0% of loss reduction if compared to results for the year 2000 when it totaled the amount of US$-21.6, equivalent to a -1.7% of total revenues.

                               Quarterly Results
                             Non-Operating Income

            IV 97   I 98  II 98  III 98 IV 98   I 99  II 99  III 99 IV 99  I 00   II 00  III 00  IV 00   I 01  II 01 III 01  IV 01
            -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  -----  ------  -----  -----  ----- ------  -----
Non-operating
  Income      0.1   (1.4)  (2.1)  (0.1)  (4.0)  (9.3)  (9.0)  (7.5) (29.8)  (3.7)  (7.2)  (6.7)  (3.9)  (3.2)  (0.5)   1.7  (10.0)
Revenues    261.6  219.6  244.3  267.8  338.6  300.7  331.7  336.6  370.2  289.4  301.9  317.5  354.8  302.6  330.1  350.9  410.6
Non-operating
  Income
  as % of
  Revenues    0.0%  (0.6)% (0.8)% (0.1)% (1.2)% (3.1)% (2.7)% (2.2)% (8.0)% (1.3)% (2.4)% (2.1)% (1.1)% (1.0)% (0.2)%  0.5%  (2.4)%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
------------------------------------------------------------------------------

NET INCOME

During each quarter of 2001, net income obtained was higher than results obtained in equivalent periods of the year 2000. Thus, net income for the full year 2001 was US$60.1 million, equivalent to a 4.3% of total revenues, representing a 33.0% increase over the former year.


                               Quarterly Results
                                  Net Income



            IV 97  I 98  II 98  III 98 IV 98   I 99  II 99  III 99 IV 99  I 00  II 00  III 00 IV 00   I 01  II 01 III 01 IV 01
            -----  ----  -----  ------ -----   ----  -----  ------ -----  ----  -----  ------ -----   ----  ----- ------ -----
Net Income   16.3    9.7  10.9   12.8   (3.8)   1.4   (0.4)   4.2  (19.4)  12.6   7.7    8.9   16.0   13.3   11.9  17.7   17.2
Revenues    261.6  219.6 244.3  267.8  338.6  300.7  331.7  336.6  370.2  289.4 301.9  317.5  354.8  302.6  330.1 350.9  410.6
Net Income
  as % of
  Revenues    6.2%   4.4%  4.4%   4.8%  (1.1)%  0.5%  (0.1)%  1.2%  (5.3)%  4.3%  2.5%   2.8%   4.5%   4.4%   3.6%  5.0%   4.2%

Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
-------------------------------------------------------------------------------

EBITDA

EBITDA for the fourth quarter 2001 was US$41.7 million, the highest EBITDA recorded in the last four years, equivalent to a 10.2% of total revenues. EBITDA for the year 2001 was US$129.1 million, presenting an increase of 12% compared to the year 2000.

                                                           Quarterly Results
                                                                EBITDA


            IV 97   I 98  II 98 III 98 IV 98   I 99  II 99  III 99 IV 99  I 00  II 00  III 00 IV 00   I 01  II 01 III 01 IV 01
            -----   ----  ----- ------ -----   ----  -----  ------ -----  ----  -----  ------ -----   ----  ----- ------ -----
EBITDA       24.3   18.5   20.6  20.7    9.3   22.9   22.1   26.8   23.9  28.6   26.8   28.5   31.4   29.8   26.2  31.4   41.7
Revenues    261.6  219.6  244.3 267.8  338.6  300.7  331.7  336.6  370.2 289.4  301.9  317.5  354.8  302.6  330.1 350.9  410.6
EBITDA as
  % of
  Revenues    9.3%   8.4%   8.4%  7.7%   2.7%   7.6%   6.7%   8.0%   6.5%  9.9%   8.9%   9.0%   8.8%   9.8%   7.9%  9.0%  10.2%


Source: Quarterly Evolution FECU Format / Exchange rate US$=Ch$654.79
EBITDA = Operating Income + Depreciation
-------------------------------------------------------------------------------

                           VII. Financial Structure


SUMMARY OF THE RELEVANT DEBT

The main component of the company's relevant debt corresponds to Bonds issued in December 2000, which represent a 38.4% of the total debt as of December 31, 2001.

Financial Debt as of December 31, 2001
In US$ Millions - 1US$=Ch$654.79
D&S Bonds....................................     118.70                38.4%
Banco Santiago...............................      92.92                30.0%
Banco Santander..............................      49.41                16.0%
Banco del Estado.............................      26.59                 8.6%
Banco del Scotiabank (D&S)...................       1.69                 0.5%
Other Banks...................................      8.68                 2.8%
Other Creditors..............................      11.43                 3.7%
Total Debt ..................................     309.43               100.0%

D&S CURRENT RISK RATINGS

Fitch Chile Clasificadora de Riesgo Ltda.: October 18, 2001.
Feller Rate Clasificadora de Riesgo Ltda.: October 20, 2001.
Fitch IBCA, Duff & Phelps Chicago: October 31, 2001.


Current Risk Ratings
At 12.31.2001
               Instrument                   Clasificacion    Duff & Phelps     Feller Rate        Fitch
               ----------                   -------------    -------------     -----------        -----
Stocks                                         National         Level 2          Level 2

Bonds                                          National            A+              A+
Long Term Debt - Local currency             International                                          BBB+




FINANCIAL STRUCTURE EXPENSES BY QUARTER

As of December 31, 2001, short term debt represents an 21.6% of the total debt.


                                                        Financial Structure D&S

                                    IV 2000           I 2000          II 2001         III 2001         IV 2001
                                    -------           ------          -------         --------         -------

Long Term..................           92.4%             92.7%           89.4%            75.6%           78.4%

Short Term.................            7.6%              7.3%           10.6%            24.4%           21.6%

Source: Quarterly Evolution D&S Format / Exchange rate US$=Ch$654.79
-------------------------------------------------------------------------------

                                 VIII. Sales


                                                                 SALES

In Ch$ Millions                                                               D&S
                                       ------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                       -------------------------------------         --------------------------------------
                                       2000           2001          % Change          2000           2001          % Change
                                       ----           ----          --------          ----           ----          --------
I Quarter...................          164,367         165,001           0.4          171,748         178,050           3.7
II Quarter..................          166,359         174,205           4.7          178,515         193,924           8.6
III Quarter.................          181,627         184,446           1.6          187,628         204,886           9.2
IV Quarter..................          205,102         215,612           5.1          209,605         242,249          15.6

I Semester..................          330,726         339,206           2.6          350,263         371,974           6.2
II Semester.................          386,729         400,058           3.4          397,233         447,135          12.6

Year........................          717,455         739,264           3.0          747,496         819,109           9.6

-------------------------------------------------------------------------------

In Ch$ Millions                                                              LIDER
                                       ------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                       -------------------------------------       ----------------------------------------
                                       2000           2001          % Change          2000           2001          % Change
                                       ----           ----          --------          ----           ----          --------

I Quarter...................          106,192         107,303          1.0           106,192         125,418          18.1
II Quarter..................          108,127         111,760          3.4           111,121         134,967          21.5
III Quarter.................          121,893         120,191         (1.4)          121,893         146,383          20.1
IV Quarter..................          142,899         148,830          4.2           143,059         181,342          26.8

I Semester..................          214,319         219,063          2.2           217,313         260,385          19.8
II Semester.................          264,792         269,021          1.6           264,952         327,725          23.7

Year........................          479,111         488,084          1.9           482,265         588,110          21.9

-------------------------------------------------------------------------------

In Ch$ Millions                                                              EKONO
                                      -------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                      --------------------------------------        ---------------------------------------
                                       2000            2001          % Change          2000           2001          % Change
                                      --------       -------         --------        -------        -------         --------

I Quarter...................           52,418         49,558           (5.5)          65,556         52,384          (20.1)
II Quarter..................           53,797         55,625            3.4           67,296         58,834          (12.6)
III Quarter.................           54,607         56,653            3.7           65,516         58,299          (11.0)
IV Quarter..................           58,019         60,209            3.8           66,306         60,734           (8.4)

I Semester..................          106,215        105,183           (1.0)         132,852        111,218          (16.3)
II Semester.................          112,626        116,862            3.8          131,822        119,033           (9.7)

Year........................          218,841        222,045            1.5          264,674        230,251          (13.0)

During the fourth quarter 2001 Same Store sales increased by 4.2% in Lider stores (including Lider Vecino and Lider Mercado) and 3.8% in Ekono (and
Almac) stores. On a consolidated basis, same store sales present an increase of 5.1% during this quarter. Same store sales for the year increased by 3.0%
on a consolidated basis. Total sales of D&S stores present a 9.6% increase during the same period.
-------------------------------------------------------------------------------


                                                        NUMBER OF TRANSACTIONS

In Thousands                                                                  D&S
                                       ------------------------------------------------------------------------------------
                                                       SSS                                           Total
                                       -------------------------------------          -------------------------------------
                                       2000           2001          % Change          2000           2001          % Change
                                       ----           ----          --------          ----           ----          --------


I Quarter...................           21,599          22,095           2.3           23,302          24,193           3.8
II Quarter..................           21,564          23,037           6.8           23,816          26,034           9.3
III Quarter.................           23,941          24,659           3.0           25,280          27,254           7.8
IV Quarter..................           26,122          26,885           2.9           27,151          29,767           9.6

I Semester..................           43,163          45,132           4.6           47,117          50,227           6.6
II Semester.................           50,063          51,544           3.0           52,431          57,021           8.8

Year........................           93,226          98,675           3.7           99,548         107,248           7.7

-------------------------------------------------------------------------------

In Thousands                                                                 LIDER
                                       ------------------------------------------------------------------------------------
                                                       SSS                                           Total
                                       -------------------------------------         --------------------------------------
                                        2000            2001        % Change          2000             2001          % Change
                                       ------          ------       --------         ------           ------         --------

I Quarter...................           10,167          10,669           4.9           10,167          13,154          29.4
II Quarter..................           10,163          10,911           7.4           10,408          14,168          36.1
III Quarter.................           11,829          11,989           1.4           11,829          15,461          30.7
IV Quarter..................           13,875          14,131           1.8           13,893          18,064          30.0

I Semester..................           20,330          21,579           6.1           20,575          27,322          32.8
II Semester.................           25,704          26,120           1.6           25,722          33,525          30.3

Year........................           46,034          47,700           3.6           46,297          60,848          31.4


-------------------------------------------------------------------------------

In Thousands                                                                 EKONO
                                       -------------------------------------------------------------------------------------
                                                       SSS                                           Total
                                       -------------------------------------          --------------------------------------
                                        2000            2001        % Change           2000            2001         % Change
                                       ------          ------       --------          ------          ------        --------

I Quarter...................           10,506          10,290          (2.1)          13,134          10,988         (16.3)
II Quarter..................           10,632          11,119           4.6           13,384          11,833         (11.6)
III Quarter.................           11,116          11,424           2.8           13,398          11,737         (12.4)
IV Quarter..................           11,306          11,520           1.9           13,211          11,660         (11.7)

I Semester..................           21,139          21,408           1.3           26,519          22,821         (13.9)
II Semester.................           22,422          22,944           2.3           26,609          23,397         (12.1)

Year........................           43,560          44,352           1.8           53,127          46,218         (13.0)

In the fourth quarter 2001 there is a 2.9% increase in the number of transactions in same stores, and a 9.6% increase in the total number of transactions.
-------------------------------------------------------------------------------

In the year total figures, there is a 3.7% increase of same store transactions of D&S stores in comparison with the former year.



                                                         SALES PER TRANSACTION

In Ch$                                                                        D&S
                                       ------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                       ---------------------------------------       -------------------------------------
                                        2000             2001         % Change         2000           2001          % Change
                                       ------           ------        --------        -------        -------        --------

I Quarter...................            7,610           7,468          (1.9)           7,371           7,359         (0.2)
II Quarter..................            7,715           7,562          (2.0)           7,496           7,449         (0.6)
III Quarter.................            7,586           7,480          (1.4)           7,422           7,518          1.3
IV Quarter..................            7,852           8,020           2.1            7,720           8,138          5.4

I Semester..................            7,662           7,516          (1.9)           7,434           7,406         (0.4)
II Semester.................            7,725           7,762           0.5            7,576           7,842          3.5

Year........................            7,696           7,647          (0.6)           7,509           7,638          1.7

-------------------------------------------------------------------------------

In Ch$                                                                       LIDER
                                       ------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                       ---------------------------------------        --------------------------------------
                                        2000            2001          % Change         2000           2001          % Change
                                       ------          ------         --------        ------         -------        --------

I Quarter...................           10,445          10,058          (3.7)          10,445           9,535          (8.7)
II Quarter..................           10,640          10,243          (3.7)          10,676           9,526         (10.8)
III Quarter.................           10,305          10,025          (2.7)          10,305           9,468          (8.1)
IV Quarter..................           10,299          10,532           2.3           10,297          10,039          (2.5)

I Semester..................           10,542          10,151          (3.7)          10,562           9,530          (9.8)
II Semester.................           10,302          10,299          (0.0)          10,301           9,775          (5.1)

Year........................           10,408          10,232          (1.7)          10,417           9,665          (7.2)

-------------------------------------------------------------------------------

In Ch$                                                                       EKONO
                                       -------------------------------------------------------------------------------------
Currency of December 2001                              SSS                                           Total
                                       ---------------------------------------       ---------------------------------------
                                        2000             2001         % Change        2000           2001           % Change
                                       ------           -----         --------       -------        -------         --------

I Quarter...................            4,989           4,816          (3.5)           4,991           4,767          (4.5)
II Quarter..................            5,060           5,003          (1.1)           5,028           4,972          (1.1)
III Quarter.................            4,913           4,959           0.9            4,890           4,967           1.6
IV Quarter..................            5,132           5,226           1.8            5,019           5,209           3.8

I Semester..................            5,025           4,913          (2.2)           5,010           4,874          (2.7)
II Semester.................            5,023           5,093           1.4            4,954           5,087           2.7

Year........................            5,024           5,006          (0.3)           4,982           4,982          (0.0)


The average sales per transaction recorded during the year 2001 amounted to Ch$7,638, which represents a 1.7% increase compared to the figure recorded in 2000. This is attributable to the great increase of the hypermarket format in the share of total D&S sales and to the favourable performance of the non-food business areas during the year 2001.
-------------------------------------------------------------------------------

Figures presented in the three charts above only consider operations of the 54 company stores and the outlet store.


                                                        SALES BY BUSINESS AREA

GROCERIES                                      SSS                                                Total
---------                -----------------------------------------------   --------------------------------------------------
In Ch$ millions               2000                 2001                           2000                2001
---------------          ----------------   -----------------              -----------------     ----------------
Currency of Dec. 2001     MM$        %         MM$        %        Var %      MM$         %        MM$         %        Var %
---------------------    ------     ----    -------      ----     -----    --------    -----     -------     ----       ------


I Quarter.........      82,707      50.3     82,897      50.2       0.2      86,532     50.4      88,861      49.9        2.7
II Quarter........      87,087      52.3     90,288      51.8       3.7      93,106     52.2      99,728      51.4        7.1
III Quarter.......      94,340      51.9     94,839      51.4       0.5      97,455     51.9     104,157      50.8        6.9
IV Quarter........     101,257      49.4    104,658      48.5       3.4     103,532     49.4     116,400      48.0       12.4

I Half............     169,794      51.3    173,186      51.1       2.0     179,639     51.3     188,589      50.7        5.0
II Half...........     195,597      50.6    199,498      49.9       2.0     200,987     50.6     220,557      49.3        9.7

Year Total........     365,391      50.9    372,683      50.4       2.0     380,625     50.9     409,146      50.0        7.5



PERISHABLES                                    SSS                                                Total
-----------              -----------------------------------------------     ------------------------------------------------
In Ch$ millions               2000                 2001                            2000                 2001
                         -----------------   -----------------               ----------------    ------------------
Currency of Dec. 2001     MM$        %         MM$        %        Var %       MM$         %        MM$         %       Var %
---------------------     ---       ----     ------     -----      -----     -------    -----    -------      -----     ----

I Quarter.........      56,619      34.4     57,525      34.9       1.6      59,717     34.8      62,459      35.1        4.6
II Quarter........      58,708      35.3     62,021      35.6       5.6      63,502     35.6      69,287      35.7        9.1
III Quarter.......      66,396      36.6     67,346      36.5       1.4      68,958     36.8      75,371      36.8        9.3
IV Quarter........      72,903      35.5     73,660      34.2       1.0      74,826     35.7      83,143      34.3       11.1

I Half............     115,328      34.9    119,546      35.2       3.7     123,220     35.2     131,746      35.4        6.9
II Half...........     139,300      36.0    141,007      35.2       1.2     143,784     36.2     158,514      35.5       10.2

Year Total........     254,628      35.5    260,553      35.2       2.3     267,004     35.7     290,260      35.4        8.7



NON-FOOD                                SSS                                                Total
                          ----------------------------------------------     ------------------------------------------------
In Ch$ millions               2000                 2001                            2000                 2001
                          --------------     ----------------                ----------------    -----------------
Currency of Dec. 2001     MM$        %         MM$        %        Var %       MM$         %        MM$         %       Var %
---------------------     -----     ----     ------      ----     ------     ------     -----    -------      ----     ------


I Quarter.........      25,035      15.2     24,581      14.9      (1.8)     25,491     14.8      26,736      15.0        4.9
II Quarter........      20,553      12.4     21,889      12.6       6.5      21,896     12.3      24,900      12.8       13.7
III Quarter.......      20,881      11.5     22,259      12.1       6.6      21,205     11.3      25,356      12.4       19.6
IV Quarter........      30,937      15.1     37,289      17.3      20.5      31,240     14.9      42,699      17.6       36.7

I Half............      45,588      13.8     46,470      13.7       1.9      47,387     13.5      51,636      13.9        9.0
II Half...........      51,818      13.4     59,548      14.9      14.9      52,445     13.2      68,055      15.2       29.8

Year Total........      97,406      13.6    106,018      14.3       8.8      99,832     13.4     119,691      14.6       19.9

The year 2001 shows a 7.5% increase in total sales of groceries, 8.7% increase in Perishables and 19.9% increase in Non-Food sales compared to the year 2000.
-------------------------------------------------------------------------------

                                                           MODES OF PAYMENT

% SHARE OF MODES OF PAYMENT ON D&S SALES

                         IV Q 1999   I Q 2000   II Q 2000     2000     IV Q 2000   I Q 2001   II Q 2001  III Q 2001  IV Q 2001
                         ---------   --------   ---------     ----     ---------   --------   ---------  ----------  ---------

Cash................        61.4%       63.1%      62.1%       62.4%      62.3%      61.8%       61.2%      59.5%       57.9%
Check...............        19.6%       19.0%      19.5%       19.1%      17.3%      15.6%       15.8%      15.5%       15.1%
Credit Card.........        13.0%       12.3%      12.4%       12.2%      10.7%      10.9%       10.8%      11.3%       11.5%
Presto Card.........         4.6%        4.8%       5.3%        5.4%       5.1%       5.6%        6.0%       6.2%        6.8%
Debit Card..........         0.1%        0.1%       0.1%        0.3%       3.2%       5.5%        5.7%       6.9%        7.3%
Others*.............         1.3%        0.7%       0.6%        0.6%       1.4%       0.6%        0.5%       0.6%        1.5%
TOTAL ..............       100.0%      100.0%     100.0%      100.0%     100.0%     100.0%      100.0%     100.0%      100.0%

* Other vouchers
-------------------------------------------------------------------------------

Payment with Presto Credit Card reached a 6.8% share of the total company sales in the fourth quarter 2001.

SAME STORE SALES

In the fourth quarter of 2001 D&S's Same Store Sales increased by 5.1%, totaling an increase of 3.0% for the 12 month period January-December 2001 compared to the year 2000.

                         % Change Same Store Sales D&S

[Chart shows % change in Same Store Sales from 1995 through 2001]




NUMBER OF TRANSACTIONS

There is an increase of 2.9% in the number of same store transactions during the fourth quarter 2001. For the full year 2001 there was an increase of 3.7% in the number of same store transactions.

                     % Change Same Store Transactions D&S

[Chart shows % change in Same Store Transactions from 1995 through 2001]




SALES PER TRANSACTIONS

During the fourth quarter 2001 the average sales per transaction shows a 2.1% increase, amounting to Ch$8,020. Despite this improvement, the average sales per transaction for the whole year presents a 0.6% decrease compared to the figure for the year 2000.

                % Change Same Store Sales per Transactions D&S

[Chart shows % change in Same Store Sales per Transaction from 1995 to 2001]




IX MARKET INFORMATION

SUPERMARKET INDUSTRY SAME STORE SALES

During the fourth quarter 2001 D&S presented Same Store Sales increase of 5.1%, compared to the 1.02% Same Store Sales increase of the supermarket industry in Chile.

                           % Change Same Store Sales
                          D&S / Supermarket Industry
                              Quarterly Evolution

[Chart shows % change in Same Store Sales for D&S for the four quarters of
 2001 compared to the % change in Same Store Sales for the Supermarket industry in Chile over the same period.]
-------------------------------------------------------------------------------

MARKET PARTICIPATION OF D&S COUNTRY

During the year 2001 total sales of the supermarket industry increased by 4.6% in comparison with total sales for the year 2000.

                          Supermarket Industry Sales
                           Total for years 1998-2001

                                     1998     1999      2000     2001
                                     ----     ----      ----     ----
Var...................               6.0%     5.4%      4.3%     4.6%

Source: AC Nielsen, December 2001
-------------------------------------------------------------------------------

MARKET SHARE BY FORMAT IN CHILE

During the fourth quarter 2001, the hypermarket format continues to increase its share in the Chilean supermarket industry, representing a 33.0% of the supermarket industry sales.

                       Supermarket Industry Market Share
                                   by format

           IV-98     I-99    II-99    III-99   IV-99     I-00    II-00   III-00   IV-00     I-01    II-01    III-01   IV-01
           -----     ----    -----    ------   -----     ----    -----   ------   -----     ----    -----    ------   -----

Hyper..     21.8%    22.9%    23.8%    23.7%    25.4%    24.6%    26.3%   27.3%    29.2%    29.0%    30.1%    30.8%    33.0%
Super..     78.2%    77.1%    76.2%    76.3%    74.6%    75.4%    73.7%   72.7%    70.8%    71.0%    69.9%    69.2%    67.0%

Source: AC Nielsen, December 2001
-------------------------------------------------------------------------------

D&S COUNTRY MARKET SHARE

During the fourth quarter 2001, D&S presents a continued increase in market share, representing a 31.5% of the market countrywide.

                                                         Country Market Share
                                                          D&S (Ekono + Lider)

                   III                     III   IV               III                     III               II   III
       I 97  II 97  97   IV 97 I 98  II 98  98    98  I 99  II 99  99   IV 99 I 00  II 00  00   IV 00 I 01   01   01   IV 01
       ----  -----  --   ----------  -----  --    --  ----  -----  --   ----------  -----  --   ----------   --   --   -----

% Share 19.3  20.2  20.0  21.6  20.1  21.3  22.4  27.5 27.1  28.1  28.2  28.9  27.6  28.0  28.1  29.1  27.9  29.2 29.7  31.5

Source: A.C. Nielsen, December 2001
-------------------------------------------------------------------------------

D&S MARKET SHARE BY FORMAT

The Hypermarket format shows increased market share as a result of the opening of three new stores (two in the Metropolitan region, one in the IX Region) and the transformation of two Ekono stores into the Lider Vecino format (Talca and Osorno).

Thus, during 2001, the hypermarket division represented a 21.3% of the Chilean market, while the supermarket division reached an 8.4% of market share.

                                                           D&S Market Share
                                                               by format

                                            1997              1998              1999              2000              2001
                                            ----              ----              ----              ----              ----

Ekono............................           11.8%             11.6%             11.4%             10.0%              8.4%
Lider............................            8.5%             11.4%             16.8%             18.2%             21.3%

Source: A.C. Nielsen, December 2001.
-------------------------------------------------------------------------------

X.  EFFICIENCY INDICATORS

SALES PER SQUARE METER

Sales per Square Meter shows the customary increase in December, which in the case of December 2001 is noticeable bigger than in 2000, reaching the amount of US$594 per square meter of sales area at December 31, 2001.

                            Sales per Square Meter
                                     CHILE

[Chart shows $ change in Sales per Square Meter in all the months of 1996 to 2001]





Source: Quarterly evolution D&S format - Exchange rate US$=Ch$654.79, December 2001.

SHRINKAGE BY FORMAT

During the period October-December 2001, shrinkage was the amount of US$1.5 million in the supermarket division (Ekono and Almac) and US$4.4 million in the hypermarket division, totaling the amount of US$5.9 million on a consolidated basis. This figure represents a 1.59% of total company sales. This figures show an improvement in comparison with shrinkage recorded during the fourth quarter of 2000, when it represented a 1.89% of total company sales.

                    Total Shrinkage by Format - IV Quarter
                                (US$ Millions)

                                       Ekono                    Lider                     D&S
                               ---------------------     ---------------------     --------------------
                               $               %         $               %         $              %
                               ---             ----      ---             ----      ----           -----

2000.........................  1.4             1.43%     4.5             2.05%     5.9            1.85%
2001.........................  1.5             1.63%     4.4             1.58%     5.9            1.59%


Source: Quarterly evolution D&S format - Exchange rate US$=Ch$654.79, December 2001.
-------------------------------------------------------------------------------


DAYS OF INVENTORY BY BUSINESS AREA

During the fourth quarter 2001 total company days of inventory were 29.0.


                      Days of Inventory by Business Area
                                  IV Quarter

                           Groceries     Non-food    Perishables    Total
                           ---------     --------    -----------    -----

2000..................        24.6          73.6          9.3        26.8
2001..................        26.5          73.5          9.9        29.0

XI  INVESTMENT PROGRAM



D&S STORES

Geographic distribution of D&S stores by format as of December 31, 2001.

                                                                               Lider        Lider
           Region           Almac        Ekono     Supermarkets      LIDER     Vecino       Mercado    Hypermarkets    Total D&S
           ------           -----        -----     ------------      -----     ------       -------    ------------    ---------

Arica                                  1            1                                                                    1
Iquique                                                                         1                         1              1
I Region                               1            1                           1                         1              2
Antofagasta                                                         1                                     1              1
Calama                                 1            1                                                                    1
Chuquicamata                           1            1                                                                    1
II Region                              2            2               1                                     1              3
La Serena                                                           1                                     1              1
IV Region                                                           1                                     1              1
La Calera                              1            1                                                                    1
Quilpue                                1            1               1                                     1              2
Vina de Mar                            1            1               1                                     1              2
V Region                               3            3               2                                     2              5
Talca                                                                           1                         1              1
VII Region                                                                      1                         1              1
Concepcion                                                          1                                     1              1
VIII Region                                                         1                                     1              1
Temuco                                 1            1               1                                     1              2
IX Region                              1            1               1                                     1              2
Osorno                                                                          1                         1              1
X Region                                                                        1                         1              1
Cerrillos                                                           1                                     1              1
El Bosque                              1            1                                                                    1
Estacion
  Central                                                           1                                     1              1
Gran Avenida                           1            1               1                                     1              2
Independencia                          1            1                                                                    1
La Florida                                                          2           1                         3              3
La Reina                                                            1                                     1              1
Las Condes                1            6            7                                                                    7
Lo Barnechea                           1            1                                        1            1              2
Macul                                                               1                                     1              1
Maipu                                  2            2               1                                     1              3
Nunoa                                  3            3                           1                         1              4
Providencia               2            3            5                                                                    5
Puente Alto                                                         1                                     1              1
Recoleta                               1            1                                                                    1
San Bernardo                           1            1                                                                    1
San Ramon                              1            1                                                                    1
Vitacura                  1                         1               1                                     1              2
Metropolitan
  Region                  4           21           25              10           2            1           13             38
COUNTRY TOTAL             4           28           32              16           5            1           22             54

------------------------------------------------------------------------------


SALES AREA

Square meters of D&S sales area by format as of December 31, 2001.


                              Selling Area Sq. M.

            Quarter              Supermarkets     Hypermarkets      Total
            -------              ------------     ------------      -----

IV Q...1999.................       92,326           137,505        229,831
I Q....2000.................       92,326           137,505        229,831
II Q...2000.................       90,715           150,616        241,331
III Q..2000.................       87,297           154,516        241,813
IV Q...2000.................       78,556           163,451        242,007
I Q....2001.................       75,436           163,451        238,887
II Q...2001.................       71,306           174,231        245,537
III Q..2001.................       71,306           192,101        263,407
IV Q...2001.................       68,234           195,401        263,635

-------------------------------------------------------------------------------


         Quarter                     Store            Selling Area (Sq.M.)         Project Type                 Date
         -------                     -----            --------------------         ------------                 ----

I Quarter                   Ekono Macul                       3,120           Closed                           1-Jan-01
II Quarter                  Lider Vecino Taica                4,130           Transformation                  22-May-01
                            Lider Temuco                      6,650           New                              4-Apr-01
III Quarter                 Lider Puente Neuvo               11,850           New                              4-Jul-01
                            Lider Macul                       6,020           New                              2-Aug-01
IV Quarter                  Lider Vecino Osorno               3,300           Transformation                  30-Oct-01
I Quarter 2002              Lider Vecino San
                            Bernardo                          3,700           Transformation                  29-Jan-02
                            Lider Vecino Tomas Moro           3,850           Transformation                  19-Feb-02
                            Lider Concepcion II               8,500           New                             19-Feb-02

                        XII. STOCK MARKET PERFORMANCE


D&S SHARE VALUE

Comparative chart showing behavior of D&S stock vs. IPSA index in local Stock Exchanges.

                      D&S Stock Price - Monthly Average
                 100 Base Index = December 30, 1996 = Ch$236

[Chart shows month-to-month behavior from January 1999 to December 2001 of D&S
 Stock vs. IPSA Index in Local Stock Exchanges]


Source: Santiago Stock Exchange, Valparaiso and Electronic Stock Exchanges (12/30/96 $ 236)


DYS ADR VALUE

Comparative chart showing behavior of DYS ADR vs. Dow Jones index in the New York Stock Exchange.

                            DYS ADR - Daily Value
           100 Base Index = October 8, 1997 = US$18.438 (1999-2001)

[Chart shows month-to-month behavior from January 1999 to December 2001 of DYS
 ADR vs. the Dow Jones Index of the NYSE]


Source: New York Stock Exchange (8/10/97 US$ 18.4375)

                       XIII. Macroeconomic Environment


Fourth Quarter 2001: Economic Environment and Future Outlook

Economic growth in Chile during the second half of 2001 can be rated as mediocre mainly due to a deteriorated external environment and to inadequate measures in internal management, which were amplified by three consecutive years of elections that brought about a very damaging political cycle. Thus, after showing 3.5% growth during the first half of the year (compared to the same period of the former year), economic growth only reached a 2.6% increase over the same period of the former year. However, this figure implies an annualized drop of 1.6% if compared to the previous quarter. Economic growth in the third quarter is a faithful reflection of the weakness in internal consumption which fell by 0.8%; and of the profound deterioration of the external environment, which caused a slowdown of exports, reducing growth rates almost by half, that is from 12.8% in the second quarter to 6.5% during the third quarter. With regards to the fourth quarter, the average IMACEC (economic activity index) presented an increase of only 1.9% during four quarterly periods; and no growth at all in one quarter when compared to the previous quarter on annualized rates. At the same time, internal consumption remained on weak levels. All these facts taken into consideration, economic growth for the year 2001 (not released yet) is likely to be in a range below 3%.

At this point, it appears necessary to go further into explaining the reasons for the deterioration of the economy during the course of 2001. Undoubtedly, the worse conditions in the United States, along with the slowdown in Europe, and the persistent stagnation of Japan (undergoing the last in a succession of innumerable recessive periods since 1990) came together and shaped a scenario in which, for the first time in many years, the main world economies are simultaneously undergoing recessive conditions, resulting in world trade growth figures barely in the range of 2%. Since we are a highly open, world integrated economy and the driver for growth in our country has been exports, there is a direct impact in our economic activity. Furthermore, if we add to this picture the economic crisis in Argentina, which created uncertainty for the most part of 2001- especially by the second half of the year - causing capital flows to flee the region and triggering high volatility in currency exchange, the economic slowdown in the second half of the year is no surprise. However, other contributing factors must be mentioned at this point in order to have a better understanding of the reasons behind the persistently weak internal demand. Such is the case of the lengthy discussions followed by the approval of the labor reform and the slow pace on the side of the government for the restatement of regulations that restrict investment.


                                                   Annual % Change GDP - Expenditure
                                                               1980-2003

          1980 1981 1982 1983 1984 1985 1986 1987 1988 1989 1990 1991 1992 1993 1994 1995 1996 1997 1998 1999  2000 2001 2002 2003
          ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ---- ----  ---- ---- ---- ----

GDP        7.8 5.5 (14.1)(0.7) 6.1 3.5  5.6  6.6  7.3  10.6  3.7  8.0 12.3 7.0  5.7  10.6  7.4  7.4  3.9 (1.1)  5.4  3.0  3.0  4.3
Expenditure    11.6(24.1)(8.6) 8.7(2.4) 4.9  9.8  7.7  13.3  2.9  6.2 15.0 10.8 5.5  16.2  7.9  9.1  3.9 (10.0) 6.6 (0.5) 4.1  5.6

Source: Chile Central Bank
-------------------------------------------------------------------------------
GDP Forecasts=Survey on Economic Expectations, Chile Central Bank (January 2002)
Expenditure=Address by President of Chile Central Bank (January 17, 2002)


                                                 Quarterly % Change GDP - Expenditure
                                                               1997-2001

             I97  II97  III97 IV97 I98  II98  III99 IV98   I99    II99   III99 IV99  I00  II00  III00 IV00  I01  II01  III01 IV01
             ---  ----  ----- ---  ---- ----  ----- ----   ---    ----   ----- ----  ---  ----  ----- ----  ---  ----  ----- ----

GDP          5.0   6.1   8.7   9.8  8.8   6.3 3.4  (2.5)  (2.8)  (3.7) (1.8)  4.0   5.5   6.0   5.6  4.5   3.6   3.5   2.6  2.8
Expenditure  2.0   9.1  12.0  13.1 18.1   9.2 2.8  (11.6) (14.8) (14.0)(9.9) (0.3)  5.4  11.0   5.7  4.7   4.0  (2.8) (0.8)

Source: Chile Central Bank
-------------------------------------------------------------------------------
GDP Forecasts=Survey on Economic Expectations, Chile Central Bank (January 2001)


                  Supermarket Industry Same Store Sales Index

[Chart shows % change in Same Store Sales Index from December 1998 to December
 2001.]

Regarding growth prospects for the year 2002, after two sluggish quarters we expect the economy to present increased dynamism by the second half of the year. This behavior should closely follow changes in the external environment involving the US economy presenting clear signs of overcoming the recessive period so that economic growth should become stronger towards the second half of the year. In fact, the US economy is showing signs of recovery earlier than initially forecasted, which is very favorable news. All growth forecasts have been revised upwards, averaging growth rates around 1.3%, well above estimates released in October of 2001. Still, in the assumption of no signs of recovery in Japan and notoriously weak growth rates in Europe, together with the increasingly profound crisis in Argentina, the external scenario will remain bleak, presenting scarce growth in volumes of exports, and export prices lingering on low levels.

Unfortunately, other potential risks could cause the situation to become worse, the main of which is the negative consequences of the Argentine crisis and the possibility of spreading to Brazil. This country is currently subject to external vulnerability, and the coming presidential elections in October contribute to increaseD uncertainty and limit the capability of acting with determination when facing such circumstances.

Finally, the internal environment in Chile appears to be gradually improving after the closing of elections and the convergence of the different political sectors in the country, which would lead to better expectations from consumers and the entrepreneurial sector. Nevertheless, the weak spot continues to be unemployment, unfavorably affected by the recent labor reform which makes a two-digit unemployment rate very likely towards the middle of the year. On the other hand, monetary policies aiming at inflation targets and government policies that estipulate a structural surplus will continue to do their job and will finally provide a boost to the so long awaited economic recovery. Even so, the unfavorable external environment makes the possibility of the country growing over 3% very unlikely, and it is the government's responsibility to provide favorable conditions that encourage investment and the creation of jobs.

Prepared by Vittorio Corbo,
Pontificia Universidad Catolica de Chile.


                     Retail Sales Index (Same Store Sales)

[Chart shows % change in Retail Sales Index from December 1998 to December 2001]


                   Economic Activity Monthly Index (IMACEC)

[Chart shows % change in Economic Activity Monthly Index (IMACEC) from December
 1998 to December 2001.]



                                                             Unemployment
                                                              1998 - 2001

Percentage

    1   2   3   4   5   6   7   8   9   10  11  12  1    2    3    4   5   6   7   8   9  10  11  12  1   2   3   4   5   6   7
 %  5.3 5.1 5.3 5.3 5.6 6.1 6.4 6.8 6.8 6.9 7.1 7.2 7.5  7.5  8.2  8.7 9.8 11  11  12  11 11  10  8.9 8.4 8.1 8.3 8.5 8.9 9.4 10


    8  9   10 11  12  1   2   3   4   5   6   7   8   9   10  11  12
    11 11  10 9.4 8.3 8.4 8.4 8.8 9.1 9.6 9.7 9.8 9.7 10  9.7 8.9 7.9

Source: National Employment Survey, INE (Floating quarterly average) December 2001
-------------------------------------------------------------------------------

REAL EXCHANGE RATE

As of December 31, 2001, the US$ per UF ratio is 24.78 times, reversing the trend of US dollar appreciation shown during the first three quarters of 2001.

                  US$ per Unidad de Fomento Ratio 1999 - 2001
                                   (UF/US$)

[Chart shows US$ per Unidad de Fomento (UF) Ratio from 1999 through 2001.]



PRICE INDICES (IPM Wholesale Price Index / IA Cattle / Farming Price Index)

The fourth quarter 2001 continued the trend of the first three quarters, with higher increases of the IPM (wholesale prices) relative to the increases of the IA (cattle-farming prices).


[Chart shows % change in Wholesale Price Index vs. the % change in the Cattle/
 Farming IA Index from 1994 through 2001.]



PRICE INDICES (IPC=CPI Consumer Price Index / IPA Food Price Index)

During the fourth quarter 2001 the gap between the CPI and the IPA is reduced which implies that the increase in costs observed during the year is reflected in prices of the retail sector.

[Chart shows % change in the Consumer Price Index IPC vs. the Food Index (IPA) from 1994 through 2001.]

                            XIV. Appendix 1: Fecu


                            As of December 31, 2001

Rut: 96439000-2
Period: 01-01-2001 to 12-31-2001
Expressed in: Thousand Chilean pesos
Type of Balance Statement: Consolidated


                                                                Assets

2,00 FINANCIAL STATEMENTS
2,01 BALANCE SHEETS
1.00.01.30........Type of currency: Chilean pesos                                1.01.04.00 R.U.T.
1.00.01.40........Type of Balance Statement: Consolidated                       96439000-2

                                                                                            month/day/year    month/day/year
                                                                                           As of 12/31/2001  As of 12/31/2000
                                                                                           ----------------  ----------------
ASSETS                                                                                         Current            Prior
------                                                                                         -------            -----

5.11.00.00      TOTAL CURRENT ASSETS                                                         150,374,676       132,701,493
                5.11.10.10    Cash and cash equivalents                                       22,938,469        14,602,795
                5.11.10.20    Time deposits                                                           --                --
                5.11.10.30    Marketable securities (net)                                      5,517,440        23,003,889
                5.11.10.40    Sales debtors (net)                                             40,499,608        31,145,361
                5.11.10.50    Notes receivable (net)                                           1,099,789           676,681
                5.11.10.60    Sundry debtors                                                   6,869,983         7,391,449
                5.11.10.70    Documents and accounts receivable from related companies         1,020,345            60,672
                5.11.10.80    Inventories (net)                                               68,837,666        51,133,776
                5.11.10.90    Refundable taxes                                                   672,281         1,894,897
                5.11.20.10    Prepaid expenses                                                 1,471,846         1,928,829
                5.11.20.20    Deferred taxes                                                     688,580           436,199
                5.11.20.30    Other current assets                                               758,669           426,945
                5.11.20.40    Leasing contracts (net)                                                 --                --
                5.11.20.50    Assets for leasing (net)                                                --                --
5.12.00.000     TOTAL FIXED ASSETS                                                           441,002,460       400,936,697
                5.12.10.00    Land                                                           123,042,191       108,243,012
                5.12.20.00    Buildings and infrastructure                                   294,810,672       257,534,092
                5.12.30.00    Machinery and equipment                                        106,494,524        93,067,523
                5.12.40.00    Other fixed assets                                              51,975,403        49,663,867
                5.12.50.00    Reserve for technical revaluation of fixed assets                3,908,492         3,908,492
                5.12.60.00    Depreciation (minus)                                           139,228,822       111,480,289
5.13.00.00      TOTAL OTHER ASSETS                                                            75,304,880        68,554,228
                5.13.10.10    Investment in related companies                                    539,099                --
`               5.13.10.20    Investment in other companies                                      806,717            67,539
                5.13.10.30    Goodwill                                                        11,197,169        11,674,833
                5.13.10.40    Negative goodwill (minus)                                        1,394,463         1,662,824
                5.13.10.50    Long-term debtors                                               59,529,941        53,503,839
                              Notes and accounts receivable from related companies -
                5.13.10.60    long term                                                               --                --
                5.13.10.65    Long-term deferred taxes                                                --                --
                5.13.10.70    Intangibles                                                             --                --
                5.13.10.80    Amortization (minus)                                                    --                --
                5.13.10.90    Others                                                           4,626,417         4,970,841
                5.13.20.10    Long-term leasing contracts (net)                                       --                --
5.10.00.00      TOTAL ASSETS                                                                 666,682,016       602,192,418


-------------------------------------------------------------------------------

Rut: 96439000-2
Period: 01-01-2001 to 12-31-2001
Expressed in: Thousand Chilean pesos
Type of Balance Statement: Consolidated

                                  Liabilities

1.00.01.30........Type of currency: Chilean pesos                                1.01.04.00 R.U.T.
1.00.01.40........Type of Balance Statement: Consolidated                                   96439000-2

                                                                                             month/day/year    month/day/year
                                                                                            As of 12/31/2001  As of 12/31/2000
                                                                                            ----------------  ----------------
LIABILITIES                                                                                     Current            Prior
-----------                                                                                     -------            -----
5.21.00.00       TOTAL CURRENT LIABILITIES                                                    220,120,599       157,011,843
                 5.21.10.10    Debt with banks and financial institutions - short-term         12,733,128         7,135,825
                               Debt with banks and financial institutions - long term
                 5.21.10.20    portion                                                         24,990,618         1,810,650
                 5.21.10.30    Obligations with public (notes)                                         --                --
                 5.21.10.40    Obligations with public - short term portion (bonds)             1,537,859         1,540,777
                 5.21.10.50    Long term debt with maturity within a year                       4,412,940         2,110,515
                 5.21.10.60    Dividends to be paid                                             6,900,000                --
                 5.21.10.70    Accounts payable                                               149,397,172       126,001,705
                 5.21.10.80    Documents payable                                                       --                --
                 5.21.10.90    Sundry creditors                                                 4,921,068         7,140,590
                 5.21.20.10    Documents and accounts payable to suppliers                      4,704,920         1,208,033
                 5.21.20.20    Accruals                                                         7,581,489         6,680,475
                 5.21.20.30    Withholdings                                                     1,948,174         3,122,485
                 5.21.20.40    Income Tax                                                         875,983                --
                 5.21.20.50    Income received in advance                                          47,330            57,699
                 5.21.20.60    Deferred taxes                                                          --                --
                 5.21.20.70    Other current assets                                                69,918           203,089
5.22.00.000      TOTAL LONG TERM LIABILITIES                                                  163,650,256       186,413,531
                 5.22.10.00    Debt with banks and financial institutions                      67,593,378        91,839,609
                 5.22.20.00    Obligations with public - long term (bonds)                     78,796,869        78,983,480
                 5.22.30.00    Documents payable - long term                                    1,601,511           272,172
                 5.22.40.00    Sundry creditors - long term                                    10,942,192        12,097,581
                 5.22.50.00    Notes & accounts payable to related companies                           --                --
                 5.22.60.00    Accruals                                                         2,408,293         2,019,570
                 5.22.65.00    Deferred taxes - long term                                       1,983,037           838,429
                 5.22.70.00    Other long term liabilities                                        324,976           372,690
5.23.00.00       MINORITY INTEREST                                                                436,569           278,002
5.24.00.00       SHAREHOLDERS' EQUITY                                                         282,474,592       258,489,042
                 5.24.10.00    Capital paid                                                   208,528,749       207,460,499
                 5.24.20.00    Capital revaluation reserve                                             --                --
                 5.24.30.00    Additional paid-in capital                                              --         1,069,257
                 5.24.40.00    Other reserves                                                   1,262,907         1,262,907
                               Retained earnings (addition of codes 5.24.51.00 to
                                                  5.24.56.00)                                  72,682,936        48,696,379
                               5.24.51.00    Reserve for future dividends                             --                --
                               5.24.52.00    Accrued income                                    40,217,660        24,889,549
                               5.24.53.00    Accrued loss (minus)                                      --                --
                               5.24.54.00    Income (loss) for the period                      39,365,276        29,600,390
                               5.24.55.00    Provisory dividends (minus)                        6,900,000         5,793,560
                               5.24.56.00    Accrued deficit development period                        --                --
5.20.00.00       TOTAL LIABILITIES                                                            666,682,016       602,192,418
------------------------------------------------------------------------------

Rut: 96439000-2
Period: 01-01-2001 to 12-31-2001
Expressed in: Thousand Chilean pesos
Type of Balance Statement: Consolidated

                                                           INCOME STATEMENT

1.00.01.30........Type of currency: Pesos                              1.01.04.00 R.U.T.
1.00.01.40........Type of Balance Statement:  Consolidated                        96439000-2

                                                                                             month/day/year    month/day/year
                                                                                            As of 12/31/2001  As of 12/31/2000
                                                                                            ----------------  ----------------
INCOME STATEMENT                                                                                Current            Prior
----------------                                                                                -------            -----
5.31.11.00       OPERATING INCOME                                                              54,421,905        46,909,777
                 5.31.11.10    GROSS MARGIN                                                   205,512,325       180,038,641
                               5.31.11.11           Net revenues                              912,922,011       827,361,431
                               5.31.11.12           Cost of sales (minus)                     707,409,686       647,322,790
                 5.31.11.20    Selling and administrative expenses (minus)                    151,090,420       133,128,864
5.31.12.00       NON-OPERATING INCOME                                                          (7,913,726)      (14,131,094)
                 5.31.12.10    Financial/Interest income                                          792,268           806,345
                 5.31.12.20    Income from investment in related companies                        166,271                --
                 5.31.12.30    Other non-operating income                                          74,467         1,327,714
                 5.31.12.40    Loss from investment in related companies (minus)                       --                --
                 5.31.12.50    Amortization of goodwill (minus)                                   756,977           736,757
                 5.31.12.60    Financial expenses (minus)                                      12,282,417        15,123,235
                 5.31.12.70    Other non-operating expenses (minus)                             1,624,046         1,049,858
                 5.31.12.80    Monetary correction                                               (455,588)        2,011,447
                 5.31.12.90    Currency exchange differences                                    5,992,296        (1,366,750)
5.31.10.00       INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEMS                            46,508,179        32,778,683
5.31.20.00       INCOME TAX                                                                    (7,316,706)       (3,410,061)
5.31.30.00       EXTRAORDINARY ITEMS                                                                   --                --
5.31.40.00       NET INCOME (LOSS) BEFORE MINORITY INTEREST                                    38,191,473        29,368,622
5.31.50.00       MINORITY INTEREST                                                               (163,967)         (100,797)
5.31.00.00       NET INCOME (LOSS)                                                             39,027,506        29,267,825
5.32.00.00       Amortization of negative goodwill                                                337,770           332,565
5.30.00.00       NEW INCOME (LOSS) FOR THE PERIOD                                              39,365,276        29,600,390
------------------------------------------------------------------------------

2.03     CASH FLOWS STATEMENTS                       1.01.04.00  R.U.T.
         .........                                               96.439.000-2

1.00.01.30........Type of Currency:  Pesos
1.00.01.40........Type of Balance Statement:  Consolidated

5.03.01.00........Method of Cash Flow Statement      I

                                                                                     from     01/01/2001        01/01/2000
                                                                                       to     12/31/2001        12/31/2000
                                                                                     ----     ----------        ----------
CASH FLOWS STATEMENTS - INDIRECT                                                               Current            Prior
--------------------------------                                                              ---------         ----------
     5.50.00.00  NET CASH FLOWS FROM OPERATING ACTIVITIES                                     64,204,577        62,055,424
                 5.50.10.00   Income (loss) for the period                                    39,365,276        29,600,390
                 5.50.20.00   Income on sale of fixed assets                                     (31,335)           38,444
                              5.50.20.10    (Gain) Loss on sale of fixed assets                  (31,335)           38,444
                              5.50.20.20    Gain on sale of investments (minus)                        0                 0
                              5.50.20.30    Loss on sale of investments                                0                 0
                              5.50.20.40    (Gain) Loss on sale of other assets                        0                 0
                              Charges (credit) to income statement which do not
                 5.50.30.00   represent cash flows                                            25,280,186        28,334,539
                              5.50.30.05    Depreciation for the period                       30,107,577        28,531,707
                              5.50.30.10    Amortization of intangibles                                0                 0
                              5.50.30.15    Writeoffs and provisions                                   0                 0
                                            Gain from investment in related companies
                              5.50.30.20    (minus)                                              166,271                 0
                              5.50.30.25    Loss from investment in related companies                  0                 0
                              5.50.30.30    Amortization of goodwill                             756,977           736,757
                              5.50.30.35    Amortization of negative goodwill (minus)            337,770           332,565
                              5.50.30.40    Net monetary correction                              455,588          (644,697)
                              5.50.30.45    Net currency exchange difference                  (5,992,296)                0
                              5.50.30.50    Other credits to income statement which do
                                            not represent cash flows                                   0                 0
                              5.50.30.55    Other charges to income statement which do
                                            not represent cash flows                             456,381            43,337
                 5.50.40.00   Changes in assets affecting cash flows (increase) decrease     (26,421,708)        5,275,795
                              5.50.40.10    Sales debtors                                     (9,777,355)       (1,683,510)
                              5.50.40.20    Inventories                                      (17,703,890)        9,056,407
                              5.50.40.30    Other assets                                       1,059,537        (2,097,102)
                              Changes in liabilities affecting cash flows (increase)
                 5.50.50.00   decrease                                                        25,848,191        (1,294,541)
                              5.50.50.10    Accounts payable related to the operation         23,395,467        (2,712,911)
                              5.50.50.20    Interest payable                                    (192,611)         (172,286)
                              5.50.50.30    Income tax payable (net)                           3,672,761         1,265,240
                              5.50.50.40    Other accounts payable related to results
                                            other than operation                                 819,165         1,088,080
                              5.50.50.50    VAT and other similar taxes payable (net)         (1,846,591)         (762,664)
                              5.50.60.00    Gain (loss) in minority interest                     163,967            100,797
     5.41.12.00  NET CASH FLOWS FROM FINANCING ACTIVITIES                                       (833,499)      (24,524,957)
                 5.41.12.05   Proceeds from issuance of common stock                                   0         1,192,967
                 5.41.12.10   Proceeds from loans                                             30,952,297       116,548,255
                 5.41.12.15   Bonds                                                                    0        74,572,281
                 5.41.12.20   Proceeds from loans from related companies                               0                 0
                 5.41.12.25   Proceeds from other loans from related companies                 3,496,887                 0
                 5.41.12.30   Other sources of financing                                               0                 0
                 5.41.12.35   Payment of dividends (minus)                                     8,478,720        11,646,669
                 5.41.12.40   Withdrawals of capital (minus)                                           0                 0
                 5.41.12.45   Repayment of loans (minus)                                      26,602,149       202,534,005
                 5.41.12.50   Repayment of bonds (minus)                                         201,814           200,315
                 5.41.12.55   Repayment of loans from related companies (minus)                        0                 0
                 5.41.12.60   Repayment of other loans from related companies (minus)                  0         1,263,728
                 5.41.12.65   Expenses from the issuance of common stock (minus)                       0                 0
                 5.41.12.70   Expenses from the issuance of bonds (minus)                              0         1,193,743
                 5.41.12.75   Other expenses related to financing activities (minus)                   0                 0
     5.41.13.00  NET CASH FLOWS FROM INVESTING ACTIVITIES                                    (72,689,138)      (25,003,160)
                 5.41.13.05   Proceeds from sale of property, plant and equipment                951,679         2,404,690
                 5.41.13.10   Proceeds from sale of long-term investments                              0        22,966,230
                 5.41.13.15   Proceeds from sale of other investments                              1,714                 0
                 5.41.13.20   Decrease in loans to related companies                                   0                 0
                 5.41.13.25   Decrease in other loans to related companies                             0             2,851
                 5.41.13.30   Other proceeds from investment                                           0            24,618
                 5.41.13.35   Purchases of property, plant and equipment                      69,125,003        48,581,655
                 5.41.13.40   Payment of capitalized interest (minus)                          1,761,533           471,461
                 5.41.13.45   Long-term investments (minus)                                      582,732            56,253
                 5.41.13.50   Investment in financial instruments (minus)                              0                 0
                 5.41.13.55   Loans to related companies (minus)                                       0                 0
                 5.41.13.60   Other loans to related companies (minus)                           959,674                 0
                 5.41.13.65   Other expenses from investment activities (minus)                1,213,589         1,292,180
     5.41.10.00  NET CASH FLOWS FOR THE PERIOD                                                (9,318,060)       12,527,307
     5.41.20.00  EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                                168,999          (282,847)
5.41.00.00       NET INCREASE (DECREASE) ON CASH AND CASH EQUIVALENTS                         (9,149,061)       12,244,460
5.42.00.00       CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                               37,507,334        25,262,874
5.40.00.00       CASH AND CASH EQUIVALENTS AT END OF YEAR                                     28,358,273        37,507,334

XV.  Appendix 2:
----------------

                                           Analysis of IV Quarter Results
                                           ------------------------------
In Ch$ Million
Currenccy of December 2001                               2001                          2000                   Change
--------------------------                    --------------------------    -------------------------         ------
                                              Ch $ Million        %         Ch Million          %             %
                                              ------------        ------    ----------         ------         ------
Sales...................................        242,496            90.2%     210,147            90.5%          15.4%

Total Net Revenues......................        268,888           100.0%     232,319           100.0%          15.7%
Cost of sales...........................        208,681            77.6%     182,634            78.6%          14.3%
Gross Margin............................         60,206            22.4%      49,685            21.4%          21.2%
Total Recurring Operating Expenses......         32,609            12.1%      28,594            12.3%          14.0%
Stat-up Expenses........................            285             0.1%         554             0.2%         -48.5%
Total Operating expenses (SG&A).........         32,895            12.2%      29,148            12.5%          12.9%

EBITDA                                           27,312            10.2%      20,538             8.8%          33.0%

Depreciation............................          7,771             2.9%       7,052             3.0%          10.2%
Total Operating Expenses................         40,666            15.1%      36,200            15.6%          12.3%
Operating Income........................         19,540             7.3%      13,485             5.8%          44.9%
Financial Expenses......................         (3,111)           -1.2%      (3,486)           -1.5%         -10.7%
Other Non-Operating Income (Expenses)...         (3,461)           -1.3%         921             0.4%        -475.6%
Non-Operating Income....................         (6,573)           -2.4%      (2,565)           -1.1%         156.3%
Income before taxes.....................         12,968             4.8%      10,921             4.7%          18.7%
Income Tax..............................         (1,720)           -0.6%        (491)           -0.2%         250.1%
Minority Interest.......................            (52)            0.0%         (23)            0.0%         127.9%
Income..................................         11,196             4.2%      10,406             4.5%           7.6%
Amortization of Goodwill................             81             0.0%          83             0.0%          -2.5%
Net Income..............................         11,277             4.2%      10,490             4.5%           7.5%
-------------------------------------------------------------------------------

                              Additional Analyses

               Analysis of Results Period January-December 2001
               ------------------------------------------------

In Ch$ Million
Currency of December 2001                                2001                          2000                   Change
-------------------------                      -------------------------    -----------------------           ------
                                               Ch$ Million        %         Ch$ Million         %             %
                                               -----------        ------    -----------        -----          ------
Sales...................................         820,998           89.9%      749,512           90.6%           9.5%

Total Net Revenues......................         912,922          100.0%      827,361          100.0%          10.3%
Cost of sales...........................         707,410           77.5%      647,323           78.2%           9.3%
Gross Margin............................         205,512           22.5%      180,039           21.8%          14.1%
Total Recurring Operating Expenses......         118,472           13.0%      103,215           12.5%          14.8%
Start-up Expenses.......................          2,511             0.3%       1,382             0.2%          81.6%
Total Operating expenses (SG&A).........         120,983           13.3%      104,597           12.6%          15.7%

EBITDA                                           84,529             9.3%      75,441             9.1%          12.0%

Depreciation............................         30,108             3.3%      28,532             3.4%           5.5%
Total Operating Expenses................         151,090           16.6%      133,129           16.1%          13.5%
Operating Income........................         54,422             6.0%      46,910             5.7%          16.0%
Financial Expenses......................         (12,282)          -1.3%      (15,123)          -1.8%         -18.8%
Other Non-Operating Income (Expenses)...          4,369             0.5%         992             0.1%         340.3%
Non-Operating Income....................         (7,914)           -0.9%      (14,131)          -1.7%         -44.0%
Income before Taxes.....................         46,508             5.1%      32,779             4.0%          41.9%
Income Tax..............................         (7,317)           -0.8%      (3,410)           -0.4%         114.6%
Minority Interest.......................           (164)            0.0%        (101)            0.0%          62.7%
Income..................................         39,028             4.3%      29,268             3.5%          33.3%
Amortization of Goodwill................            338             0.0%         333             0.0%           1.6%
Net Income..............................         39,365             4.3%      29,600             3.6%          33.0%
-------------------------------------------------------------------------------

                                                               Analysis of Results 2001 by Quarter
                                                               -----------------------------------
                                     First Quarter     Second Quarter     Third Quarter     Fourth Quarter    January-December
                                     -------------     --------------     -------------     --------------    ----------------
In Ch$ Million                        Ch$                Ch$                 Ch$                 Ch$                Ch$
Currency of December 2001           Million      %     Million       %     Million      %      Million      %     Million     $
-------------------------           -------      -     -------       -     -------      -      -------      -     -------     -
Sales.........................      178,480     90.1%  194,333     89.9%   205,689    89.5%   242,496     90.2%   820,998   89.9%

Total Net Revenues............      198,134    100.0%  216,160    100.0%   229,740   100.0%   268,888    100.0%   912,922  100.0%
Cost of sales.................      153,668     77.6%  168,111     77.8%   176,950    77.0%   208,681     77.6%   707,410   77.5%
Gross Margin..................       44,466     22.4%   48,050     22.2%    52,790    23.0%    60,206     22.4%   205,512   22.5%
Recurring Operating
  Expenses....................       24,954     12.6%   30,373     14.1%    30,535    13.3%    32,609     12.1%   118,472   13.0%
Start-up Expenses.............           --      0.0%      550      0.3%     1,676     0.7%       285      0.1%     2,511    0.3%
Total Operating expenses (SG&A
  116 Excl. Dept).................   24,954     12.6%   30,922     14.3%    32,212    14.0%    32,895     12.2%   120,983   13.3%

EBITDA........................       19,512      9.8%   17,127      7.9%    20,578     9.0%    27,312     10.2%    84,529    9.3%

Depreciation..................        7,220      3.6%    7,506      3.5%     7,610     3.3%     7,771      2.9%    30,108    3.3%
Total Operating Expenses......       32,174     16.2%   38,428     17.8%    39,822    17.3%    40,666     15.1%   151,090   16.6%
Operating Income..............       12,292      6.2%    9,621      4.5%    12,968     5.6%    19,540      7.3%    54,422    6.0%
Financial Expenses............       (3,037)    -1.5%   (3,066)    -1.4%    (3,068)   -1.3%    (3,111)    -1.2%   (12,282)  -1.3%
Other Non-Operating Income
  (Expenses)..................          965      0.5%    2,711      1.3%     4,154     1.8%    (3,461)    -1.3%     4,369    0.5%
Non-Operating Income..........       (2,072)    -1.0%     (356)    -0.2%     1,086     0.5%    (6,573)    -2.4%    (7,914)  -0.9%
Income before Taxes...........       10,220      5.2%    9,266      4.3%    14,054     6.1%    12,968      4.8%    46,508    5.1%
Income Tax....................       (1,585)    -0.8%   (1,496)    -0.7%    (2,516)   -1.1%    (1,720)    -0.6%    (7,317)  -0.8%
Minority Interest.............          (40)     0.0%      (32)     0.0%       (40)    0.0%       (52)     0.0%      (164)   0.0%
Income........................        8,595      4.3%    7,737      3.6%    11,499     5.0%    11,196      4.2%    39,028    4.3%
Amortization of Goodwill......           83      0.0%       87      0.0%        87     0.0%        81      0.0%       338    0.0%
Net Income....................        8,679      4.4%    7,824      3.6%    11,586     5.0%    11,277      4.2%    39,365    4.3%

                                                          Evolution of Results Year over Year 1997-2001
                                                          ---------------------------------------------
                                          1997              1998               1999              2000               2001
                                          ----              ----               ----              ----               ----
In Ch$ Million                         Ch$               Ch$                Ch$               Ch$                Ch$
Currency of December 2001            Million     %     Million      %     Million     %     Million      %     Million     %
-------------------------            -------    -----  -------    -----   -------   -----   -------    -----   -------  ------
Sales.........................       517,355    92.0%  638,636    91.1%   801,228   91.4%   749,512    90.6%   820,998   89.9%

Total Net Revenues............       562,550   100.0%  700,803   100.0%   876,850  100.0%   827,361   100.0%   912,922  100.0%
Cost of sales.................       439,882    78.2%  553,001    78.9%   693,295   79.1%   647,323    78.2%   707,410   77.5%
Gross Margin..................       122,668    21.8%  147,802    21.1%   183,555   20.9%   180,039    21.8%   205,512   22.5%
Total Recurring Operating
  Expenses....................       68,537     12.2%  91,261     13.0%   120,674   13.8%   103,215    12.5%   118,472   13.0%
Start-up Expenses.............        4,223      0.8%  11,271      1.6%       181    0.0%     1,382     0.2%     2,511    0.3%
Total Operating expenses
(SG&A)...........................    72,760     12.9%  102,532    14.6%   120,855   13.8%   104,597    12.6%   120,983   13.3%

EBITDA........................       49,908      8.9%  45,270      6.5%    62,700    7.2%    75,441     9.1%    84,529    9.3%

Depreciation..................       15,085      2.7%  19,193      2.7%    33,631    3.8%    28,532     3.4%    30,108    3.3%
Total Operating Expenses......       87,845     15.6% 121,725     17.4%   154,486   17.6%   133,129    16.1%   151,090   16.6%
Operating Income..............       34,823      6.2%  26,076      3.7%    29,070    3.3%    46,910     5.7%    54,422    6.0%
Financial Expenses............       (6,300)    -1.1%  (6,667)    -1.0%   (19,325)  -2.2%   (15,123)   -1.8%   (12,282)  -1.3%
Other Non-Operating Income
  (Expenses)..................        2,076      0.4%   1,712      0.2%   (17,055)  -1.9%       992     0.1%     4,369    0.5%
Non-Operating Income..........       (4,224)    -0.8%  (4,955)    -0.7%   (36,380)  -4.1%   (14,131)   -1.7%    (7,914)  -0.9%
Income before taxes...........       30,599      5.4%  21,121      3.0%    (7,310)  -0.8%    32,779     4.0%    46,508    5.1%
Income Tax....................       (3,525)    -0.6%  (2,031)    -0.3%    (2,312)  -0.3%    (3,410)   -0.4%    (7,317)  -0.8%
Minority Interest.............          (81)     0.0%     (40)     0.0%       (36)   0.0%      (101)    0.0%      (164)   0.0%
Income........................       26,992      4.8%  19,051      2.7%    (9,658)  -1.1%    29,268     3.5%    39,028    4.3%
Amortization of Goodwill......          343      0.1%     336      0.0%       333    0.0%       333     0.0%       338    0.0%
Net Income....................       27,335      4.9%  19,387      2.8%    (9,326)  -1.1%    29,600     3.6%    39,365    4.3%

The information presented in this report has been prepared by the company based on the FECU (Uniform Code Statistics Form) submitted to the SVS (Superintendency of Securities and Insurance) on this date.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The foregoing statements involve known and unknown risks and uncertainties that may cause the Company's actual results or outcomes to be materially different from those anticipated and discussed herein. Except for historical information contained herein, the matters discussed in this press release contain forward-looking statements that involve risks and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products and prices, and other factors detailed in the Company's filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward contained herein.

DISTRIBUCION Y SERVICIO D&S S.A.







                                  SIGNATURES






Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                            DISTRIBUCION Y SERVICIO D&S S.A.



                                            By:/s/ Miguel Nunez
                                               -----------------------
                                               Chief Financial Officer







Dated: March 8, 2002